Carlisle Companies Inc
ARS
P.E 12/31/01

MAR 2 1 2002

CARLISLE

2001 annual report

Carlisle Companies Incorporated

		Products	Markets
General Industry			
Tensolite			
Tensolite		High performance cable assemblies and RF/microwave connectors and cable assemblies, aerospace and high performance wire/cable	Large commercial aircraft, regional and business jets, automated test equipment, telecommunications, wireless infrastructure and data processing equipment manufacturers
Carlisle FoodService			
Carlisle FoodService Products		Commercial and institutional plastic foodservice permanentware, table coverings, metal cookware and serving pieces	Restaurants, hotels, hospitals, nursing homes, schools, colleges and universities
Carlisle Sanitary Maintenance Products		Industrial brushes, brooms and cleaning discs	Industrial wholesalers and retailers of janitorial supplies
Carlisle Home Products			
Carlisle Home Products		Limited edition hand painted ceramic dinnerware, specialty ceramic table top items and super-clear acrylic items resembling cut glass	High-end department stores, specialty gift retailers and high-end corporate gifts
Kenro		Custom molded thermoset plastic components	Manufacturers of appliances, outdoor products, outdoor grills, electrical components and kitchen/bathware
Carlisle Systems and Equipment			
Carlisle Process Systems		Cheese, whey and milk powder manufacturing systems, controls and installation	Dairy and food processors
Walker Stainless Equipment		Stainless steel vessels, process equipment, and components	Dairy, food processing and industrial markets
Carlisle Life Sciences		Isolation and containment equipment, including turnkey modular facilities for the bio-pharmaceutical industry	Pharmaceutical, biotechnical, medical and semiconductor markets
Johnson Truck Bodies		Controlled climate truck bodies and delivery systems	Warehouse-to-retail store delivery and home food delivery

Carlisle at a Glance

Business		Products	Markets
Construction Materials			
Carlisle SynTec		Rubber (EPDM), FleeceBACK™, and TPO roofing systems	Non-residential new construction, re-roofing and roof maintenance, general construction, industrial and maintenance markets
Carlisle Coatings and Waterproofing		Coatings, membrane sheet goods, rubberized asphalt Tapes, mastics, adhesives	Roofing, general construction, industrial, and maintenance markets Heating, ventilation and air conditioning (HVAC)
EcoStar		Roofing tiles made from recycled rubber and plastic	Residential/steep-sloped markets
Industrial Components			
Carlisle Tire & Wheel		Medium to small pneumatic bias-ply tires and steel wheels; radial trailer tires and plastic wheels	Lawn and garden tractors, ATVs, golf cart manufacturers, trailers and related replacement parts distributors
Carlisle Power Transmission		Industrial power transmission belting products	Agriculture, construction, mining, lawn and garden, recreation, petroleum, wood and paper, and general manufacturing
Specialty Products			
Carlisle Motion Control		Heavy-duty friction, braking system parts, brake shoe remanufacturing and relining for on-highway Class 6, 7 and 8 trucks	Heavy-duty truck and trailer manufacturers, brake and axle manufacturers and aftermarket distribution
Carlisle Industrial Brake & Friction		Braking systems for off-highway and industrial equipment, on-highway park brake systems, specialty friction materials and brake control systems	Heavy-duty equipment manufacturers, replacement parts distributors, trailer manufacturers and distributors, clutch and brake manufacturers
Automotive Components			
Carlisle Engineered Products		Rubber and plastic automotive parts	Automotive and light truck manufacturers and first-tier systems suppliers
Transportation Products			
Trail King Industries		Standard and custom-built lowbed trailers, truck and trailer dump bodies, and other specialty trailers	Heavy equipment dealers and contractors, specialized and commercial haulers
Walker Transportation		Tank trailers for food, dairy and chemical applications	Chemical, dry bulk, food and dairy haulers

Carlisle Companies Incorporated is a diversified manufacturing company that focuses on consistent, profitable growth.

Our quality products serve customers worldwide. They range from commercial roofing systems to specialty trailers, from off-road tires and wheels to cable for high-tech data communications, from injection-molded automotive components to cheese-making systems, from foodservice permanentware to heavy-duty truck brake components.

Carlisle's strategy emphasizes serving market niches in which our high-quality products achieve leadership by providing the best value solution.

We grow by developing innovative products and technologies, expanding market share and investing in companies that complement or supplement our existing businesses.

Our decentralized management structure emphasizes productivity, superior quality, minimal bureaucracy and entrepreneurial freedom.



Sales in millions
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99
98
97
0
500
1000
1500
2000
Net Income in millions
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00
99
98
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0
25
50
75
100
Return on Beginning Equity %
01
00
99
98
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0
6
12
18
25
Operating Cash Flow in millions
01
00
99
98
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0
55
110
165
220

Financial Summary

(In thousands, except per share data)

Summary of Operations	2001	2000
Sales	$1,849,477	$1,771,067
Earnings before interest and taxes	67,045	178,883
Net Income	$ 46,332 *	$ 96,180
Average shares outstanding (diluted)	30,450	30,599
Earnings Per Share (diluted)	$ 1.52 *	$ 3.14
Dividends Per Share (diluted)	$ 0.82	$ 0.76

*Excludes the effect of a $21.5 million after-tax restructuring charge taken in the first quarter of 2001
Net income with the resulting charge is $24.8 million or $0.82 per share

Comparative Balance Sheets	2001	2000
Assets		
Current assets	$ 553,272	$ 576,477
Property, plant and equipment	447,660	402,614
Other assets	397,055	326,588
Total	$1,397,987	$1,305,679
Liabilities and Stockholders' Equity		
Current liabilities	$ 273,779	$ 264,285
Long-term liabilities	583,924	493,515
Shareholders' equity	540,284	547,879
Total	$1,397,987	$1,305,679

Comparative Statements of Cash Flows	2001	2000
Net cash provided by operating activities	$ 222,918	$ 125,126
Net cash used in investing activities	(217,734)	(272,265)
Net cash provided by (used in) financing activities	1,455	145,689
Change in cash and cash equivalents	6,639	(1,450)
Cash and cash equivalents		
Beginning of year	8,967	10,417
End of year	$ 15,606	$ 8,967

Sales


25% Construction Materials
25% Industrial Components
6% Specialty Products
14% Automotive Products
7% Transportation Products
23% General Industry

Operating Margins


51% Construction Materials
25% Industrial Components
5% Specialty Products
9% Automotive Products
1% Transportation Products
9% General Industry

Dear Shareowner:

The year 2001 was a year of challenge and change; challenge that provided opportunities and change that prompted a significant number of restructuring actions. A weakened economy brought a softening in many of the markets we serve. Though we were disappointed by our decline in earnings, we were encouraged by both record sales and record operating cash flow. Additionally, many of our businesses increased market share and a number of our product lines were enhanced. A substantial portion of 2001 was spent preparing our businesses to strategically take advantage of any upturn in economic conditions. Despite the challenges of a difficult year, Carlisle's long history of rewarding shareowners continued with our 25th consecutive year of dividend increases.

Internal changes at Carlisle have also taken place in 2001. After 26 years with Carlisle, I am now completing my first year as CEO. Stephen P. Munn, who led Carlisle through twelve years of significant company and earnings growth, will remain as Chairman of the Board. Dennis Hall, Carlisle's Vice Chairman and Chief Financial Officer, retired at the close of 2001, after working closely with new CFO Kirk Vincent over the last half of the year to ensure a seamless transition. Both Steve and Dennis are to be credited with much of the success Carlisle has experienced in recent years.

After several excellent years of performance prior to 2001, our diversified portfolio of companies could not sustain earnings growth due to softness in the majority of the markets served. We have initiated and have substantially completed a record number of major restructuring projects and enter 2002 with a lower cost position and a greater focus on our core capabilities. Throughout Carlisle our daily charter is to create competitive advantage. Improvement projects only matter if we accomplish more than our competition. This requires us to compete in markets where Carlisle has the resources and technology to create a sustainable advantage.

Carlisle has many strengths; one is our operating culture. We continue to take great pride in our exceptional team of operations-focused managers who are industry veterans committed to creating value for our shareowners. Our decentralized management structure encourages entrepreneurial action and affords an efficient and effective response to changing customer needs and market trends. Our management team is rewarded based on four key performance measurements:

1. Operating free cash flow as a percent of net assets employed,
2. Growth in earnings,
3. Organic sales growth; and
4. Improvement in sales per salaried employee.

Stock ownership is mandatory for Carlisle management in order to align management and shareowner interests and is embraced as an opportunity to succeed as the company succeeds.







The Carlisle strategy summarized:

- Continue to grow in markets we understand and in which we can achieve sustainable leadership
- Achieve and maintain the low cost provider position
- Differentiate our service
- Maximize free cash flow

We will continue to choose competitive arenas in which we can prevail as the low cost producer and in which we can provide industry-leading service.

In 2001 we continued to make synergistic acquisitions that enhance our manufacturing processes and marketing opportunities. Our most recent acquisition, Dayco Industrial Power Transmission, produces and markets power transmission belts and accessories used by industrial customers. Renamed Carlisle Power Transmission (CPT), it has been a consistently profitable business that brings a broad product offering, leadership in niche markets in which we already participate and significant aftermarket content. CPT has broad customer dispersion, substantial barriers to entry, and synergies with our other specialty rubber products companies.

Carlisle continues to benefit from its excellent infrastructure, as well as the capacity to grow. This translates into a reduction in capital spending required to maintain our businesses, in addition to increased capacity. We continue to be committed to increasing free cash flow, an objective that will enable us to grow our businesses and take advantage of market opportunities. 2001 was a record year for cash generated by operations with $223 million produced during the year. We believe the efficient use of our assets coupled with conservative cash management will enable us to make product line and facility expansions as well as position us to acquire companies that are accretive and can be "bolted on" to our existing strong units.

The year 2001 was marked with challenges and the changes required to meet them, but it was also a year of renewed commitment to our customers, to the markets we serve, and to our shareowners. We are confident we have the facilities, the strategy, and most importantly, the people, needed to win in 2002. As the American economy recovers from the recession of 2001 we will build on that which has made Carlisle Companies Incorporated a success in the past while creating opportunities to ensure a strong future.



Richmond D. McKinnish
President and Chief Executive Officer

Low Cost Production and Differentiation Through Service

The combination of being the low-cost producer and differentiating the service we provide to our customers creates a significant competitive advantage in the specialty markets we serve.

Throughout 2001, our relentless drive for low-cost production and our commitment to manufacturing excellence improved all our businesses while preserving our ability to grow. Our aggressive global sourcing plans continued and now include Carlisle-owned manufacturing facilities in China, the West Indies and Mexico. A global sourcing strategy and production platform lowers cost of production and reduces expenditures on material purchases.

Sharing resources across businesses is another key cost-cutting strategy we actively employ. Our recently acquired Carlisle Power Transmission division is expanding its manufacturing operations to China to share production capacity and raw material sources with Carlisle Tire & Wheel. These divisions will also combine some warehousing facilities and will cross-market to customers they have in common.

We constantly analyze our manufacturing resources to find operational innovations and technology upgrades to minimize costs, maximize productivity and enhance our service capabilities. During 2001 we closed six plants and restructured other facilities by integrating new technologies and manufacturing processes.

Operational innovations, technology upgrades and sharing resources across businesses have helped us become the low-cost producer in nearly every market we serve. We will continue to find innovative means to reduce costs while maintaining the reliability of our products and the superior service that our customers expect.

More than ever, customers are placing greater value on shorter lead times, fill rates, breadth of product, and other aspects of service. Carlisle businesses are focused on creating service advantage in our chosen markets. We believe that by differentiating service we can offer customers compelling value. For example, to provide the shortest lead time in the market, our FoodService division completed their second major distribution center in Oklahoma City, Oklahoma during the year, expanding its ability to provide same-day shipment of 10,000 foodservice items. Additionally, Carlisle Tire & Wheel installed a highly automated tire warehousing system in Carlisle, Pennsylvania, thereby reducing the time from order receipt to shipment by over 50%. Our Carlisle Power Transmission division has been developing new order-receipt technology and now processes over 40% of their orders over the Internet. These investments in logistics technology and infrastructure have resulted in significant improvements in service, which have translated into increased sales for Carlisle.

We believe that our commitment to be the low-cost producer and our ability to provide our customers with the service they have come to expect from Carlisle will enable us to achieve definitive leadership in the niche markets we serve. This, in turn, will result in exceptional returns to our shareowners.


1


2


3

1 **Carlisle Tire & Wheel** is one of many Carlisle companies reducing costs while maintaining reliability

2 **Carlisle Power Transmission** shares a production facility in China with Carlisle Tire & Wheel

3 **Trail King** employee welding cross members on a custom-built heavy-duty truck trailer


ISO 9000 CERTIFICATE OF
Carlisle Engineered Products - Lapeer
Raw By Program - Top 10 Current Month
Inventory Valuation - Average Last 12 Months
29
003221
CT520736

CARLISLE

low cost production and differentiation through service



Sales Growth
$ Millions
$2,000
$1,750
$1,500
$1,250
$1,000
$750
$500
$528
$611
$693
$823
$1,017
$1,261
$1,517
$1,611
$1,771
$1,849
96
97
98
00
01
CARLISLE
Carlisle Life Sciences
B48

CARLISLE | continued growth

Continued Growth

Despite a challenging economic climate, Carlisle achieved record sales in 2001 by developing new products, increasing our market share in existing business lines and making strategic acquisitions that strengthened our existing market positions or facilitated entry into new markets. We continue to maintain the operational flexibility that allows us to respond efficiently to market trends and changing customer needs.

Many new products premiered during the year: Carlisle Tire & Wheel began to manufacture steel belted radial tires that are used in many towable trailer applications. Trail King, long known for its strong market share in platform trailers, is positioned to take on the bulk material trailers market with its new end dump, side dump, bottom dump and live-bottom trailers. Carlisle FoodService developed the Promethean line of meal delivery products, extending our marketing presence into the healthcare industry. Carlisle Industrial Brake & Friction added trailer-mounted hydraulic and electric controllers to their HYDRASTAR™ family of trailer brake products; innovative products that provide ease of installation and operation while maintaining an optimum level of braking performance.

We completed six acquisitions during the year adding new capabilities and market breadth to selected units. The previously discussed acquisition of the Dayco Industrial Power Transmission business increased our product offering of rubber-based commercial products. Carlisle Process Systems increased sales 42% through the acquisition of European-based Scheffers, Wincanton and Stork Friesland, solidifying Carlisle's position as the global leader in cheese-making and milk powder systems. The acquisition of Connecting Devices, Inc. added to Tensolite's ability to serve the commercial communications and defense electronics markets. SynTec's acquisition of EcoStar has enabled it to move into the residential roofing market.

Our growth is fueled by free cash flow. Cash flow from operations reached a record $223 million in 2001. We used this cash to fund acquisitions, modernize our facilities and reward our shareowners through dividends. We seek to maximize free cash flow by embracing technologies that help us better understand our customers' needs and provide the products and services they require, while at the same time reducing our investment in equipment and inventory. We are also working closely with our suppliers and customers to ensure that our cash flow is optimized at an effective cost.

Our focus on growth fueled by a strong balance sheet and free cash flow will enable us to strengthen our existing businesses and exploit strategic value-enhancing acquisition opportunities that are aligned with our long-term objectives. In developing strategies to deal with a difficult market environment, we have established a company-wide focus on free cash flow that will guarantee Carlisle's continued growth.

1


2


3


1 **Carlisle Industrial Brake & Friction** added trailer-mounted controllers to its product line

2 **Carlisle Process Systems** produces cheese, whey and milk powder processing systems

3 **Carlisle Sanitary Maintenance Products** manufactures industrial cleaning brushes and brooms


CARLISLE
SynTec Incorporated
Sure-Seal
CEMENT
EP-95

CARLISLE	construction materials

Carlisle's Construction Materials segment has been manufacturing roofing products and systems for four decades. **Carlisle SynTec's** systems have been installed and warranted on more than 200,000 projects worldwide utilizing more than eight billion square feet of roofing membrane. In a challenging economic year, Carlisle Construction Materials was able to grow its overall revenues 14% and earnings by 5% through the introduction of innovative products and by entering new markets.

Carlisle Coatings & Waterproofing, a Carlisle SynTec subsidiary, manufactures industrial and commercial sealants, adhesives, tapes and coatings for waterproofing and HVAC applications. Together with SynTec and **EcoStar**, *a newly acquired roofing tile manufacturer, these companies comprise the Construction Materials segment.*

Carlisle SynTec is a market leader in EPDM, or rubber membrane roofing systems. Early in the year, SynTec introduced the Hot Mopped system to capture the benefits of both EPDM and asphalt-based systems. This system features a proprietary FleeceBACK™ membrane, which will allow the company to gain share from competing asphalt-based roofing systems.

SynTec expanded wide sheet manufacturing technology in 2001, producing 12 foot wide, thermoplastic polyolefin ("TPO") roofing membrane – the widest seamless membrane in the industry. A wider product means fewer seams that have to be welded together. Fewer seams mean installation savings for our customers. The market is responding favorably to these innovative wider sheets designed primarily for "big box" applications – warehouses and retail stores. For building owners, the highly-reflective, ENERGY STAR®-rated white TPO membranes substantially reduce cooling equipment operating costs thereby enabling the company to significantly expand sales in the fast growing sunbelt regions of the country.

Historically, SynTec has marketed to the non-residential, low-sloped roofing markets; however, the acquisition of EcoStar, completed in the first quarter of 2001, facilitated entry into the residential roofing marketplace. EcoStar's synthetic roofing tiles, made from recycled rubber and plastic, have allowed the development of additional roofing products for the steep-sloped market. The product line offers performance advantages, architectural aesthetics, and reduced weight at a lower cost. While it is currently a small piece of the residential roofing market, we look forward to excellent growth in the coming years for EcoStar products.

With the strength of proven systems and products, sound acquisitions and innovative new products, Carlisle is strategically positioned as one of the strongest players in the North American commercial roofing marketplace.

1


2

HIGH VELOCITY DUCT SEALER
SOLVENT BASED
SURE GRIP
404
Hardcast



1 **Carlisle SynTec** *manufactures roofing systems for non-residential roofs*

2 **Carlisle Coatings & Waterproofing** makes products for a variety of construction and industrial applications

3 **EcoStar** manufactures residential roofing tiles from recycled rubber and plastic

Industrial Components





Carlisle Tire & Wheel continues to be the leading U.S. manufacturer of bias ply tires and specialty wheels, producing tires and steel wheels for lawn care equipment, trailers, golf carts and all-terrain vehicles. Three wheel plants and two tire plants in the United States are bolstered by global manufacturing capabilities in the West Indies and the People's Republic of China.

Carlisle Power Transmission, the newest addition to our Industrial Components segment, manufactures a wide variety of industrial belts, servicing both distribution and original equipment manufacturing sales channels. It adds breadth to our family of rubber products by supplying industrial power transmission belts and pulleys to many of the markets we already serve, and brings with it a strong reputation for quality and innovation.

Carlisle Tire & Wheel and Carlisle Power Transmission market to many of the same customers, and share some of the same warehousing and production facilities and raw material sources.

1 **Carlisle Tire & Wheel** is the dominant U.S. manufacturer of bias ply tires and specialty wheels

2 **Carlisle Power Transmission** adds breadth to Carlisle's family of rubber products

Specialty Products

Carlisle Motion Control is a strong force in the on-highway, heavy-duty braking industry. Its new Cohesive Friction® product doubles the life of brake linings and drums. A high percentage of its brake linings are now sold on Carlisle's proprietary Altec® remanufactured brake shoes, allowing distributors and dealers to focus on the sales process.

Carlisle Industrial Brake & Friction provides brake and friction solutions for heavy-duty equipment, specialty vehicles and industrial equipment. Its new trailer-mounted hydraulic and electric controllers provide new braking solutions for towed vehicles. These innovative products plug into the cigarette lighter of the vehicle, providing ease of installation and operation while maintaining an optimum level of braking capability. Push-button, switch-activated park brake systems are also being developed to provide operator convenience and control for medium-duty on-highway chassis.





1 **Carlisle Motion Control** is a strong force in the heavy-duty braking industry

2 **Carlisle Industrial Brake & Friction** provides braking solutions for off-highway heavy-duty vehicles



CARLISLE	industrial components
	specialty products


FEATURES

CARLISLE	automotive components

Virtually every passenger car, sport utility vehicle, and pickup truck produced in North America contains parts made by **Carlisle Engineered Products**. These products range from door gaskets to radiator end tanks, from air dams to cowl screens, from bumper beams to wire channels. Specializing in the application of plastics and rubber technologies to provide highly engineered components to the automotive industry for a wide range of vehicle system needs, Carlisle Engineered Products has established strong relationships with its customers, the major automakers, and first-tier system suppliers. Carlisle Engineered Products has selected specific product/market segments where we can provide our customers with exceptional value. We have focused our product expertise toward engineered components for major vehicle systems such as front-end modules, engine cooling, climate control, fluid management, and interior seating. Our experience includes exterior, interior, under-hood, and electro-mechanical products.

In order to provide our customers with the best value product solutions, Carlisle Engineered Products employs a variety of alternative process technologies for plastics (injection molding, blow molding, and extrusion) and rubber (molding and extrusion). Our QS9000-certified manufacturing facilities are strategically positioned to provide optimum logistical advantages to the majority of our customer base. Carlisle Engineered Products has ten plants in the United States and one in Mexico.

Throughout 2001, in a tough automotive environment, Carlisle Engineered Products underwent restructuring and realignment to better balance plant workloads to shifting customer needs. Additionally, we held fast to our lean manufacturing activities at all of our facilities, improved return on employed assets through improved working capital management, and drastically reduced fixed costs. We secured orders to develop and launch new products in several segments of the OEM market.

Carlisle Engineered Products' long history of engineering excellence and design innovation has positioned us well to meet the ever-increasing expectations of our automotive customers. We pioneered the development of injection molded plastic radiator end tanks in North America, and maintain majority market share. Additionally, we designed and manufactured the first blow molded plastic bumper reinforcement to meet the 5-mph impact test. Carlisle Engineered Products won the *Powertrain Category* of the Society of Plastics Engineers' "Most Innovative Use of Plastics" awards competition for the 2001 model year for our development of an injection molded charge-air-cooler end tank, replacing cast aluminum in this under-hood high temperature application.

Carlisle Engineered Products embraces the process of continuous improvement and continues to employ new technologies and innovative solutions to meet our customers' ever-increasing demands for higher value at lower costs.





1 **Carlisle Engineered Products** parts are on virtually every passenger vehicle produced in North America

2 **Carlisle Engineered Products** won an Engineering Innovation Award in 2001

Carlisle's Transportation Products segment has built its reputation and earned a leadership position through **Trail King**'s line of specialty trailers and **Walker Transportation**'s line of stainless steel tank trailers.

Trail King offers a full line of construction trailers along with the ability to custom design specialized trailers with payload capacities of up to 1,000,000 pounds. Trail King is developing a full line of material hauling trailers and, with the addition of the Red River and Ti-Brook product lines, will be the only manufacturer in the country able to supply a full line of end dump, side dump, bottom dump and live-bottom trailers. This line of material trailers represents an emerging growth market for Trail King. Production is supported by manufacturing facilities in West Fargo, North Dakota; Mitchell, South Dakota; and Brookville, Pennsylvania.

Walker Transportation's line of transport trailers for the chemical, dry bulk, food and dairy industries rounds out an extremely diversified business for Carlisle. Walker is committed to being the leader in the sanitary tank trailer industry and is well known for its high quality and innovative product line. Walker furthers this commitment with a company-owned service center, parts inventory and national distributor network. New Lisbon, Wisconsin is the home of Walker's production facility.

New product development has been a priority throughout 2001. New products include a new hydraulic sliding axle trailer that is sold in both the paving and towing markets and aluminum pneumatic dry bulk trailers for the construction and food markets. Trail King has also developed a new combination steel/aluminum bottom dump trailer that is 1500 to 2000 pounds lighter than any other competitive steel trailer on the market.

Flow line manufacturing has been implemented throughout Transportation Products to significantly reduce inventories, reduce production costs, and gain greater efficiency and speedier delivery to the customer.

1


2


1 **Trail King Industries** is expanding into the material trailers market

2 **Walker Transportation** builds tank trailers for food, dairy and chemical applications



CARLISLE	transportation products

New products, new markets and the implementation of cost-cutting production programs typify the activity of our General Industry segment during 2001. This multi-faceted segment includes **Tensolite**, **Carlisle FoodService Products**, and **Carlisle Systems and Equipment**, and serves markets that are equally varied: aircraft, automated test equipment, telecommunications, institutional and commercial dining, healthcare, sanitary maintenance, food, dairy, beverage and pharmaceutical.

Tensolite manufactures wire and cable assemblies for the aerospace and defense industries and the high-speed data communications markets. A supplier to the military for more than forty years, Tensolite has developed components for infrared radar and surveillance systems, missile guidance systems and fighter jet electronics. Tensolite is also expanding its business in the defense electronics market with new high frequency microwave connectors and cable assemblies for satellite, secured communication, missile, advanced weapon systems and radar applications. Additionally, Tensolite continues its leadership position supplying high performance wire to the commercial aircraft sector, and is growing its business in the regional jet industry. Four manufacturing facilities in the U.S. and one in Mexico support Tensolite's continued growth.

Carlisle FoodService Products, known for the breadth of quality product offerings to the foodservice industry, premiered the Promethean™ line of meal delivery solutions for the hospital and health care industries during the year. These foodservice components maintain recommended serving temperatures for an unprecedented length of time. This adds the healthcare industry to Carlisle's growing list of markets and Carlisle FoodService Products is poised to capitalize on this opportunity with regional distribution services and four manufacturing facilities across the country.

Carlisle Systems and Equipment meets a variety of production and transportation needs for the food and pharmaceutical markets. **Carlisle Life Sciences** has evolved into a global leader of turnkey isolation, containment and modular facilities products for the pharmaceutical and biotech markets. **Carlisle Process Systems** manufactures systems for the production of cheese, whey and milk powders for the dairy and food processing industries. **Johnson Truck Bodies** builds multi-temperature, refrigerated truck bodies for warehouse-to-retail store delivery.







1 **Tensolite** manufactures high-performance cable assemblies and connectors

2 **Carlisle FoodService Products** provides commercial and institutional foodservice products

3 **Carlisle Systems and Equipment** serves the food processing, pharmaceutical and delivery markets


BOEING 777-200
CHICAGO HEIGHTS
CHICAGO
BADAN
DLL
115.1

CARLISLE	general industry

Carlisle Companies Incorporated reported sales of $1.849 billion in 2001, up 4%, or $78 million, from 2000 sales of $1.771 billion. Increased sales in the Construction Materials segment and from acquisitions were the primary contributors to the year-over-year sales increase. Sales volumes at many Carlisle companies were adversely affected by reduced customer demand throughout the year. In 2000, sales increased 10% or $160 million, primarily as the result of acquisitions completed during the year and the full year impact of acquisitions completed in 1999.

Net earnings in 2001 were $24.8 million, or $0.82 per share compared to 2000 net earnings of $96.2 million, or $3.14 per share (diluted). Current year results include a $21.5 million or $0.70 per share after-tax restructuring charge recorded in the first quarter of 2001. After factoring out the effect of the restructuring charge, net earnings from operations were $46.3 million or $1.52 per share (diluted). Net earnings of $96.2 million in 2000 were slightly above 1999 net earnings of $95.8 million. Margin pressures caused by competitive pricing and increased material costs adversely affected 2000 results.

The disappointing results in 2001 were primarily caused by steep declines in demand in many of the markets served by Carlisle. Lower earnings were experienced at most of the Carlisle operations throughout the year as management reduced production at several manufacturing operations to control inventory levels. Unabsorbed fixed overhead due to lower levels of production and pricing pressure to maintain market share also contributed to the decrease in earnings.

During 2001, Carlisle completed six acquisitions. These acquisitions were: (1) Stork Friesland B.V. and (2) Siersema Sheffers B.V., both Dutch based designers and sellers of evaporators and spray dryers for milk powder processing, (3) EcoStar, Inc., a provider of synthetic roofing tiles for the steep-sloped roofing market, (4) Wincanton Engineering Ltd., a UK based designer and manufacturer of processing equipment for the food, dairy and beverage industries, (5) Connecting Devices, Inc., a designer and manufacturer of RF/microwave connectors and cable assemblies serving the wireless, Internet infrastructure and optoelectronic switch markets, and (6) the Dayco Industrial Power Transmission business of Mark IV Industries, a manufacturer of transmission belts and accessories used by industrial customers to transfer power from motors and engines to motive and stationary drive systems.

In 2000, Carlisle completed ten acquisitions and established three joint ventures. These acquisitions were: (1) DynAir, Inc., a Canadian manufacturer of duct supplies, (2) Tuchenhagen-Damrow, LLC and Kolding Gruppen A/S, global equipment suppliers to the cheese industry, (3) Dura-Ware Co. of America, Inc., a manufacturer of commercial cookware and servingware, (4) Extract Technology Limited, a U.K. based biotech/pharmaceutical systems provider, (5) Consumer Tire and Wheel Division of Titan International, Inc., expanding product offerings to the lawn and garden markets, (6) Process Controls Engineering, a designer of control systems for the cheese industry, (7) UniTrek Corporation, a manufacturer of microwave and radio frequency cable assemblies, (8) Bontech A/S, a Danish designer of spray dryers and fluid bed dryers for the dairy industry, (9) Zimmer Corporation, a supplier of cheese and whey processing equipment, and (10) Red River Manufacturing, a specialty trailer manufacturer. In addition, the Company entered into the following joint ventures: (1) Icopal A/S, Europe's leading commercial roofing systems provider, (2) Moodyparts, a distributor of spare parts for processing equipment, and (3) Carlisle Beijing, a Chinese manufacturer of membrane roofing and waterproofing products.

Operating Segments

Carlisle has expanded its segment reporting for the year 2001, and will disclose information for five reportable segments and a sixth classification of General Industry (All Other). Previous reporting included three identifiable segments and a fourth classification of General Industry (All Other). The new reporting structure includes: Construction Materials, Industrial Components, Specialty Products, Automotive Components, Transportation Products, and General Industry (All Other).

The operations previously reported in the Construction Materials segment and Automotive Components segment remain the same. The Industrial Components segment includes Carlisle Tire & Wheel Company and Carlisle Power Transmission. Carlisle Industrial Brake & Friction and Carlisle Motion Control, previously in the Industrial Components segment, are now reported in the Specialty Products segment. Tensolite, previously reported in the Industrial Components segment, is now included in the General Industry (All Other) segment. The new Transportation Products segment includes Trail King Industries and Walker Transportation. These operations were previously reported in the General Industry (All Other) segment.

The new segment reporting structure more closely reflects how Carlisle's management evaluates the operations to make decisions and assess performance.

Construction Materials

Segment sales of $465 million in 2001 grew 14% over 2000 sales of $407 million. The increase was across most product lines with significant growth noted in shipments of rubber roofing membrane and accessories, thermoplastic polyolefin (TPO) roofing membrane, insulation, and sales generated through the 2001 acquisition of EcoStar. Carlisle Coatings & Waterproofing continued to show improvement in sales of their adhesive tape and sealant products. In 2000, segment sales were flat over 1999 sales of $405 million as a result of the soft commercial roofing market.

Segment earnings were up 5% in 2001 to $60.2 million, from $57.5 million in 2000. Higher sales volume and additional sales of higher-margin specialty products helped offset the unfavorable impact of increased sales of lower margin products. In 2000, segment earnings of $57.5 million were slightly below 1999 earnings of $58.2 million, and reflected increased raw material prices, as well as a change in product mix.

Industrial Components

Segment sales of $476 million in 2001 increased 8% over $441 million in 2000. Carlisle's third quarter purchase of the Dayco Industrial Power Transmission business, renamed Carlisle Power Transmission, accounts for the increase in 2001 sales as this operation generated $55 million in net sales and $15 million in gross profit during the last four months of 2001. Carlisle Tire & Wheel experienced soft demand throughout the year in its lawn and garden markets and took appropriate steps to reduce production to bring inventories in line with sales demand. In 2000 segment sales increased 26% over 1999 sales of $351 million primarily as a result of the acquisition of Titan's consumer tire and wheel division and increased sales in most markets supplied by Carlisle Tire & Wheel.

Segment earnings of $29.2 million in 2001 were down 50% from 2000 earnings of $58.7 million. Although the acquisition of Carlisle Power Transmission was accretive in 2001, earnings in this segment fell due to extremely difficult market conditions and much lower production levels. Also contributing to the lower earnings was intense competitive pressure requiring price concessions to maintain market share. Although the Company implemented cost reduction programs and realigned manufacturing facilities, these actions could not offset the impact of decreased production and lower selling prices. Segment earnings in 2000 were 19% above 1999 as the result of acquisitions and sales volume increase.

The addition of Carlisle Power Transmission to the Industrial Components segment provides the platform to improve sales growth, reduce overall cost, and improve customer satisfaction. The sales, manufacturing, and distribution functions of this business are extremely similar to those of Carlisle Tire & Wheel and will lead to an efficient and timely integration of shared resources within these two operations. Steps are already underway to improve sales coverage, share production and distribution facilities and move both companies to one ERP system.

Specialty Products

Net sales of $116 million were 10% below total sales of $129 million in 2000. Sales at Carlisle Industrial Brake & Friction were lower due to the general market conditions in both industrial friction and brake components. This downturn was prevalent in the domestic markets as well as in markets throughout Europe. Carlisle Motion Control sales were lower, with sales to original equipment manufacturers and distributors accounting for most of the decrease in volume. Distributor sales remained soft throughout 2001 as companies lowered their inventories in line with maintenance schedules. Segment sales in 2000 were slightly above 1999 and were in line with market conditions in the industry.

Segment earnings of $5.7 million in 2001 were 59% below $13.9 million in 2000. Carlisle Industrial Brake & Friction earnings were below 2000's level due to competitive pricing pressures, lower demand for heavy industrial components, and increased sales of lower margin consumer market products. Motion Control earnings decreased from 2000 on lower sales volume, a cut-back in production, and costs associated with the startup of operations at its new South Hill, Virginia, facility. Segment earnings in 2000 were 9% above 1999 results due to increased sales and lower manufacturing expense.

Automotive Components

Sales of $252 million were down 17% from total sales of $302 million realized in 2000. This segment continued to experience an overall reduction in vehicle production build rates throughout 2001. The fourth quarter of 2001 was the fifth consecutive quarter-over-quarter reduction in North American vehicle production. Despite the robust vehicle sales reported in the latter part of 2001, production volumes still trailed the prior year. In 2000, segment sales were down 4% from 1999 record sales of $314 million.

Segment earnings of $10.5 million were below 2000 earnings of $21.4 million. The reduction in earnings was primarily due to the decrease in net sales, and lower production levels experienced throughout the year. Although overhead costs were reduced in 2001, the necessary cut-backs in production to maintain inventory levels in line with sales more than offset these savings. Earnings in 2000 were slightly higher than in 1999 due to operational improvements and efficiencies. Free cash flow remained strong in this business segment.

Transportation Products

Sales of $120 million were down 7% from 2000 and relate to the continued decline in demand in most of the markets served and competitive pricing required to maintain market share. The significant fall-off in demand for construction and live-bottom trailers, and commercial and dump trailers was the major reason for the decrease in 2001. The decrease in 2000 segment sales from 1999 was the result of the general weakness in the industry coming off of record sales in 1999.

Segment earnings in 2001 of $1.6 million decreased 81% from $8.8 million in 2000 caused by price discounting across most product lines, unabsorbed fixed overhead from reduced production levels, and higher utility costs. As a result of the sharp fall-off in demand the industry found itself in an overcapacity situation. Fierce competition forced manufacturers to slash prices to get available business. This, coupled with much lower production levels, accounted for the deterioration in earnings. Segment earnings in 2000 were 38% below 1999 as the result of lower sales and production volume experienced the second half of 2000.

General Industry (All Other)

The General Industry segment sales in 2001 of $420 million were 16% above 2000 net sales of $362 million. Acquisitions completed at Carlisle Systems & Equipment and Tensolite explain the sales growth. Carlisle Systems & Equipment expanded its leadership position in the sale of milk powder processing equipment and processing equipment for the food, dairy and beverage industries. Carlisle FoodService sales declined in 2001 as a result of the deepening recession and a fall-off in business travel and tourism. In 2000, segment sales were 31% above 1999 sales of $276 million. Acquisitions completed at each of the businesses in this segment accounted for most of this sales growth.

Segment earnings of $10.2 million in 2001 were down 68% from $31.8 million in 2000. Lower sales and margin pressures more than offset earnings from acquisitions. Sales declines at Carlisle Systems & Equipment's Johnson Truck Bodies and the resulting production cut-backs were primarily responsible for the earnings decrease at this operation. Carlisle FoodService margins were lower due to decreased sales volume following the September 11, 2001, attacks and production cut-backs needed to bring inventories in line with sales. Lower earnings at Tensolite were driven by the slowdown in high technology electronics and telecommunications markets and the corresponding cut-backs in production resulting in unfavorable fixed cost absorption. Segment earnings of $31.8 million in 2000 increased 5% from $30.2 million in 1999 and was the direct result of acquisitions.

Financial Results

Gross margin, expressed as a percent of sales, represents the difference between net sales and cost of goods sold. These margins decreased from 22.2% in 1999, to 20.8% in 2000, and 17.4% in 2001. The decline in the last two years reflects the competitive marketplace, slightly higher raw material costs, and the unfavorable overhead absorption due to production cut-backs at most of the operations. The sagging economy in the last two years created extremely competitive pricing, requiring price concessions to maintain market share. This, coupled with reduced production to maintain inventories in line with sales projections contributed to the decline in gross margins.

Selling and administrative expense, expressed as a percent of sales, declined from 10.8% in 1999 to 10.0% in 2000, but increased to 11.2% in 2001. Although cost control remains a priority and measures were taken in 2001 to reduce selling and administrative expense, the decline in sales at many of the Carlisle operations and increased goodwill amortization exceeded cost reductions.

Total costs (excluding the restructuring charge) which include raw material, manufacturing, selling and administrative, and research and development costs expressed as a percent of total sales, increased to 94.7% in 2001, from 90.1% in 2000, and 89.6% in 1999. The increase was mainly the result of unabsorbed fixed overhead costs caused by reduced production levels at many Carlisle operations. The increase in total costs in 2000 was primarily due to raw material price increases and declining market demand in the latter part of the year.

Interest expense, net increased to $29.1 million in 2001 from $28.0 million in 2000, due to the increased level of debt incurred to finance acquisitions but was partially offset by slightly lower overall interest rates. Interest expense, net increased to $28.0 million from $19.2 million in 1999.

The increase in debt levels throughout 2000 was the result of completing a record number of acquisitions during the year.

Income taxes, for financial reporting purposes, decreased in 2001 to an effective tax rate of 34.5% compared to 36.2% in 2000, and 38.4% in 1999. The continued successful implementation of various foreign and state tax strategies was responsible for this improvement.

Receivables of $182 million declined from $214 million in 2000. The decrease in receivables is associated with the implementation of a $100 million accounts receivable securitization program with the proceeds of $63 million being used to repay bank debt. Without giving effect to this program, receivables would have increased to $245 million as a result of higher sales in the fourth quarter 2001 and the impact of acquisitions completed in 2001. The 2000 level of receivables represented a 13% decrease from 1999 levels and was in line with the sales decline realized in the fourth quarter and the focus on reducing days outstanding.

Inventories, valued primarily by the last-in, first-out (LIFO) method, were $246 million, an 11% decrease from the 2000 year-end level of $277 million. Almost all of the Carlisle operations reduced inventory in 2001 in order to bring inventories in line with sales demand. In 2000, inventory increased 26% from 1999's level due primarily to higher inventory at Carlisle Tire & Wheel in preparation for the spring selling season, and at Carlisle FoodService as the result of acquisitions completed in 2000.

Capital expenditures totaled $65 million in 2001, a 10% increase from $59 million in 2000. Most of the capital investments were to expand capacity for the manufacture of heavy duty friction products, TPO roofing membrane, and coating and adhesive products. In addition, the Company completed the expansion of its facilities in China and Trinidad. In 2000, the major expenditures were to expand production capacity in China and Trinidad for tire and wheel assemblies, equipment to manufacture TPO roofing membranes, specialty trailers and processing equipment. Capital expenditures of $59 million in 2000 were $11 million higher than 1999 and were primarily driven by investments in production capacity in China and Trinidad for tire and wheel assemblies, as well as plant and equipment to manufacture TPO roofing membranes, specialty trailers and processing equipment.

Liquidity and Capital Resources

Net cash provided by operating activities was $223 million in 2001 compared to $125 million in 2000, an increase of 78%. The increase is due primarily to management's focus on reducing working capital as evidenced by the $32 million decrease in receivables, net of the effect of acquisitions and the Company's accounts receivable securitization program, and the $31 million decrease in inventories, net of acquisitions. Cash used in investing activities was $218 million in 2001, a decrease of $54 million versus $272 million in 2000. This decrease resulted primarily from a decrease in acquisitions and $20 million of proceeds from the sale of Carlisle's remaining interest in its perishable cargo business and other property and equipment, partially offset by a $5 million increase in capital expenditures. Net cash provided by financing activities in 2001 was $1 million compared with $146 million in 2000. Net proceeds from debt decreased by $143 million in 2001 as the unprecedented levels of acquisitions in the prior year had required increased borrowings in 2000. Acquisitions in 2001 were funded largely by cash generated by operations supplemented by borrowings under Carlisle's credit facilities.

In June 2001, Carlisle amended its credit facilities to provide the Company with the flexibility to implement the aforementioned $100 million accounts receivable securitization program. The amendment of the facility also resulted in an increase in available credit from $350 million to $375 million. Carlisle also maintains with certain credit providers $85 million of uncommitted lines of credit and a $20 million committed line of credit. Carlisle believes that its uncommitted and committed facilities are reliable and cost-effective sources of liquidity. As of December 31, 2001, there was $190 million available under its credit facility and $91 million available under its committed and uncommitted lines of credit. Master lease agreements are also utilized when they are considered economically favorable.

At December 31, 2001, the securitization program was utilized for the amount of eligible trade receivables at $63 million. Eligibility of the trade receivables for sale under the program is dependent upon the credit profiles of Carlisle's customers, collection rates and other characteristics of the receivables.

Carlisle believes that its operating cash flows, credit facilities, accounts receivable securitization program, uncommitted and committed lines of credit and leasing programs provide adequate liquidity and capital resources to fund ongoing operations, expand existing lines of business and make strategic acquisitions. However, the ability to maintain existing credit facilities and access the capital markets can be impacted by economic conditions outside the Company's control. The cost to borrow and capital market access can be impacted by debt ratings assigned by independent rating agencies, based on certain credit measures such as interest coverage, funds from operations and various leverage ratios.

Market Risk

Carlisle is exposed to the impact of foreign currency fluctuations and changes in interest rates and market values of its debt instruments. It is the Company's objective to manage this exposure to reduce volatility of cash flows, impact on earnings and to lower its cost of capital. In 2001, the Company executed a $150 million notional amount fair value hedge in the form of an interest rate swap to hedge exposure associated with its fixed rate debt. In addition, a second $150 million notional amount interest rate swap was executed to hedge the cash flows for a portion of its variable rate date outstanding under the credit facilities. Both the fair value hedge and the cash flow hedge are deemed effective at December 31, 2001. The Company's international operations are exposed to translation risk when the local currency financial statements are translated to U.S. dollars. Carlisle monitors this risk, but currency hedges have not been executed as this valuation risk is considered minimal.

Environmental

Carlisle management recognizes the importance of the Company's responsibilities toward matters of environmental concern. Programs are in place to monitor and test facilities and surrounding environments and, where practical, to recycle materials. Carlisle has not incurred material charges relating to environmental matters in 2001 or in prior years, and none are currently anticipated.

Backlog

Backlog was $288 million at December 31, 2001, compared to $266 million in 2000. The increase is attributable to acquisitions completed in 2001. Excluding 2001 acquisitions the backlog was $249 million.

Restructuring

In the first quarter 2001, the Company recorded a $21.5 million after-tax or $.70 per share, restructuring charge. The $21.5 million after-tax restructuring charge is primarily (91%) composed of costs related to exiting and realigning facilities in the Automotive Components and Specialty Products segments that have not and are not forecast to perform at our standard. Approximately $15.7 million after-tax of the total charge is related to machinery, equipment, and goodwill write-offs. The remainder represents anticipated cash expenses from involuntary employee terminations and other restructuring costs. The Company expects the future savings of reduced depreciation and employee expense to approximate $1.8 million, or $0.06 per share, on an annual basis. During 2001, the Company terminated approximately 770 employees and paid approximately $4.5 million for involuntary termination benefits. These payments have been charged against the restructuring liability established in the first quarter of 2001. The Company anticipates the remaining actions required to exit and realign these operations will be completed by the end of the first quarter 2002.

Critical Accounting Policies

Carlisle's significant accounting policies are more fully described in the Notes to our consolidated financial statements. Certain of Carlisle's accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. The Company considers certain accounting policies related to revenue recognition, estimates of reserves for receivables and inventory, valuation of long-lived assets and investments, impairment of goodwill, deferred taxes, and employee benefit plans to be critical policies due to the estimation processes involved.

Revenue Recognition. The substantial majority of Carlisle's consolidated revenues are recognized when the goods are shipped. Approximately 9% of 2001 revenue was recognized under the percentage-of-completion method. Sales are recorded based on customer orders with fixed or determinable prices and when collectibility from the customer is reasonably assured. If the Company does not accurately estimate the resources required or the scope of the work to be performed, or does not manage its projects properly or does not satisfy its obligations under the contracts, then future margins may be negatively affected.

Accounts Receivable. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain an allowance for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the allowances established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

Inventories. We value our inventory at the lower of the actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. We regularly review inventory quantities on hand and record an accrual for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements for the next twelve months. As demonstrated during 2001, demand for our products can fluctuate significantly. A significant increase in the demand for our products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand.

Valuation of Long-Lived Assets and Investments. Carlisle periodically reviews the carrying value of our long-lived assets and investments. This review is based upon our projections of anticipated future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could affect our evaluations.

Impairment of Goodwill. We periodically evaluate acquired businesses for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on market conditions and operational performance of our acquired businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment loss could have an adverse impact on our financial condition and results of operations.

Deferred Taxes. Carlisle recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a portion of our deferred tax assets.

Employee Benefit Plans. The determination of our obligations and expense for pension and other postretirement employee benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in the Notes to the consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation. In accordance with generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other postretirement obligations and our future expense.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are made based on known events and circumstances at the time of publication, and as such, are subject in the future to unforeseen risks and uncertainties. It is possible that the Company's future performance may differ materially from current expectations expressed in these forward-looking statements, due to a variety of factors such as: increasing price and product/service competition by foreign and domestic competitors, including new entrants; technological developments and changes; the ability to continue to introduce competitive new products and services on a timely, cost effective basis; the Company's mix of products/services; increases in raw material costs which cannot be recovered in product pricing; domestic and foreign governmental and public policy changes including environmental regulations; protection and validity of patent and other intellectual property rights; the cyclical nature of the Company's businesses; and the outcome of pending and future litigation and governmental proceedings. In addition, such statements could be affected by general industry and market conditions and growth rates, and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations. Further, the terrorist attacks of September 11, 2001, in New York and Washington, D.C. and subsequent events, along with the economic consequences of such attacks and events, may adversely affect the general market conditions and the Company's future performance. The Company undertakes no duty to update forward-looking statements.

Consolidated Statements of Earnings and Shareholders' Equity

For the years ended December 31. In thousands except per share data.	2001	2000	1999
Net sales	$1,849,477	$1,771,067	$1,611,256
Cost and expenses:			
Cost of goods sold	1,527,620	1,402,683	1,254,267
Selling and administrative expenses	207,103	176,484	173,375
Research and development expenses	17,325	16,463	15,761
Restructuring charges	32,811	—	15,876
Other (income) and expense, net	(2,427)	(3,446)	(22,660)
Earnings before interest and income taxes	67,045	178,883	174,637
Interest expense, net	29,120	28,018	19,154
Earnings before income taxes	37,925	150,865	155,483
Income taxes	13,084	54,685	59,689
Net earnings	$ 24,841	$ 96,180	$ 95,794
Average shares outstanding — basic	30,260	30,239	30,166
Basic earnings per share	$ 0.82	$ 3.18	$ 3.18
Average shares outstanding — diluted	30,450	30,599	30,635
Diluted earnings per share	$ 0.82	$ 3.14	$ 3.13

	Common Stock	Cumulative Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Cost of Shares In Treasury
Balance at December 31, 1998	$39,331	$ 4,201	$470,117	$(1,470)	$(106,744)
Net earnings	—	—	95,794	—	—
Cash dividends — $0.68 per share	—	—	(20,511)	—	—
Exercise of stock options and other	—	1,370	4	—	616
Purchase of 103,598 treasury shares	—	—	—	—	(4,387)
Other comprehensive loss, net of tax	—	—	—	(188)	—
Balance at December 31, 1999	39,331	5,571	545,404	(1,658)	(110,515)
Net earnings	—	—	96,180	—	—
Cash dividends — $0.76 per share	—	—	(22,989)	—	—
Exercise of stock options and other	—	4,697	—	—	4,627
Purchase of 255,612 treasury shares	—	—	—	—	(9,803)
Other comprehensive loss, net of tax	—	—	—	(2,966)	—
Balance at December 31, 2000	39,331	10,268	618,595	(4,624)	(115,691)
Net earnings	—	—	24,841	—	—
Cash dividends — $0.82 per share	—	—	(24,883)	—	—
Exercise of stock options and other	—	7,307	—	—	5,232
Purchase of 389,246 treasury shares	—	—	—	—	(14,850)
Other comprehensive loss, net of tax	—	—	—	(5,242)	—
Balance at December 31, 2001	$39,331	$17,575	$618,553	$(9,866)	$(125,309)

See accompanying Notes to Consolidated Financial Statements

Consolidated Balance Sheets

As of December 31. In thousands except share data.	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 15,606	$ 8,967
Receivables, less allowances of $9,330 in 2001 and $5,688 in 2000	181,570	213,656
Inventories	246,173	277,455
Deferred income taxes	21,093	22,344
Prepaid expenses and other current assets	88,830	54,055
Total current assets	553,272	576,477
Property, plant and equipment, net	447,660	402,614
Other assets:		
Patents, goodwill and other intangible assets, net	336,814	251,670
Investments and advances to affiliates	56,671	66,350
Receivables and other assets	3,570	8,568
Total other assets	397,055	326,588
	$1,397,987	$1,305,679
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term debt, including current maturities	$ 17,688	$ 58,762
Accounts payable	137,098	108,484
Deferred revenue	19,280	18,933
Accrued expenses	99,713	78,106
Total current liabilities	273,779	264,285
Long-term liabilities:		
Long-term debt	461,744	396,864
Deferred revenue	67,477	72,789
Other liabilities	54,703	23,862
Total long-term liabilities	583,924	493,515
Shareholders' equity:		
Preferred stock, $1 par value. Authorized and unissued 5,000,000 shares		
Common stock, $1 par value. Authorized 100,000,000 shares; 39,330,624 shares issued; 30,263,084 outstanding in 2001 and 30,251,268 outstanding in 2000	39,331	39,331
Additional paid-in capital	17,575	10,268
Accumulated other comprehensive loss	(9,866)	(4,624)
Retained earnings	618,553	618,595
Cost of shares in treasury — 9,067,540 shares in 2001 and 9,079,356 shares in 2000	(125,309)	(115,691)
Total shareholders' equity	540,284	547,879
	$1,397,987	$1,305,679

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

For the years ended December 31. In thousands.	2001	2000	1999
Operating Activities			
Net earnings	$ 24,841	$ 96,180	$ 95,794
Reconciliation of net earnings to cash flows:			
Depreciation	49,845	48,346	39,832
Amortization	14,115	11,203	7,582
Restructuring charge	24,650	—	15,876
(Gain) loss on sales of property, equipment and business	(4,880)	2,871	(17,653)
Changes in assets and liabilities, excluding effects of acquisitions and divestitures:			
Current and long-term receivables	33,620	30,119	(18,622)
Inventories	59,530	(36,984)	(13,471)
Accounts payable and accrued expenses	21,883	(32,988)	4,440
Prepaid, deferred and current income taxes	10,018	16,913	15,761
Long-term liabilities	(6,007)	(7,731)	4,585
Other	(4,697)	(2,803)	1,969
Net cash provided by operating activities	222,918	125,126	136,093
Investing Activities			
Capital expenditures	(64,525)	(59,419)	(47,839)
Acquisitions, net of cash	(174,618)	(209,454)	(42,393)
Proceeds from sale of property, equipment and business	20,012	782	17,157
Other	1,397	(4,174)	(12,544)
Net cash used in investing activities	(217,734)	(272,265)	(85,619)
Financing Activities			
Net proceeds from revolving credit lines	29,077	171,773	(29,285)
Proceeds from long-term debt	—	—	10,000
Reductions of long-term debt	(428)	(2,616)	(1,744)
Dividends	(24,883)	(22,989)	(20,511)
Treasury shares and stock options, net	(2,311)	(479)	(2,400)
Net cash provided by (used in) financing activities	1,455	145,689	(43,940)
Change in cash and cash equivalents	6,639	(1,450)	6,534
Cash and cash equivalents			
Beginning of year	8,967	10,417	3,883
End of year	$ 15,606	$ 8,967	$ 10,417

See accompanying Notes to Consolidated Financial Statements

Summary of Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in affiliates where the Company does not have control but exercises significant influence are accounted for under the equity method. Equity income related to such investments is recorded in "Other income and expense, net." All material intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The substantial majority of the consolidated revenues are recognized when goods have been shipped (or services have been rendered) with the remainder being recognized on the percentage of completion method. These revenues are recorded based on customer orders with fixed or determinable prices and when collectibility from the customer is reasonably assured. Revenue recognized under the percentage of completion method amounted to 9% of total revenues in 2001, 6% in 2000 and 4% in 1999.

Deferred Revenue

The Company offers extended warranty contracts on sales of certain products. All revenue from the sale of these contracts is deferred and amortized on a straight-line basis over the life of the contracts. Costs of services performed under these contracts are charged to expense as incurred.

Cash and Cash Equivalents

Debt securities with a remaining maturity of three months or less when acquired are cash equivalents. Cash and cash equivalents are stated at cost, which approximates market value.

Inventories

Inventories are valued at the lower of cost or market. In 2001, approximately 57% of the cost of inventories was determined by the last-in, first-out (LIFO) method as compared to 60% in 2000. The remainder is determined by the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Costs allocated to property, plant and equipment of acquired companies are based on estimated fair value at the date of acquisition. Depreciation is principally computed on the straight line basis over the estimated useful lives of the assets. Asset lives are 20 to 40 years for buildings, 5 to 15 years for machinery and equipment and 3 to 10 years for leasehold improvements.

Patents, Goodwill and Other Intangible Assets

Patents and other intangible assets, recorded at cost, amounted to $8.2 million and $1.5 million at December 31, 2001 and 2000, respectively (net of accumulated amortization of $17.6 million and $17.2 million, respectively), and are amortized over their remaining lives, which average five years. Costs allocated to patents and other intangible assets of acquired companies are based on estimated fair value at the date of acquisition. Goodwill, representing the excess of acquisition cost over the fair value of specifically identifiable assets acquired and liabilities assumed, was $328.6 million and $250.2 million at December 31, 2001 and 2000, respectively (net of accumulated amortization of $41.1 million and $29.7 million, respectively). Goodwill resulting from acquisitions that took place prior to June 30, 2001, is amortized on a straight-line basis over various periods not exceeding 30 years.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences of the differences between financial statement carrying amounts of assets and liabilities and their respective tax basis. These balances are measured using enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. If a portion or all of a deferred tax asset is not expected to be realized, a valuation allowance is recognized.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141 "Business Combinations" which replaces Accounting Principles Board (APB) Opinion No. 16 "Business Combinations" and SFAS No. 38 "Accounting for Preacquisition Contingencies of Purchase Enterprises." This statement requires that all business combinations initiated after June 30, 2001, be accounted for under the purchase method. Goodwill and other intangible assets with indefinite lives related to acquisitions after June 30, 2001, are not being amortized.

In July 2001, the Financial Accounting Standards Board also issued SFAS No.142 "Goodwill and Other Intangible Assets" which replaces APB Opinion No. 17 "Intangible Assets." Beginning January 1, 2002, the Company is not to amortize goodwill and other intangible assets with indefinite lives, but such assets will be subject to periodic testing of impairment. The Company is currently evaluating the effect that this change will have on its consolidated statements of earnings and financial position. Goodwill amortization expense for 2001 was $12.8 million.

In June 2001, the Financial Accounting Standards Board also issued SFAS No.143 "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." This statement establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost as well as any legal obligations associated with the retirement of tangible long-lived assets. The Company plans to adopt SFAS No. 143 effective January 1, 2003, and has not evaluated the impact of this statement.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" and APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Company plans to adopt SFAS No.144 effective January 1, 2002, and does not expect the adoption to have a material impact on its consolidated statements of earnings and financial position.

Earnings Per Share

Basic earnings per share excludes the dilutive effects of options, warrants, and convertible securities. Diluted earnings per share gives effect to all dilutive securities that were outstanding during the period. The only difference between basic and diluted earnings per share of the Company is the effect of dilutive stock options.

Foreign Currency Translation

The Company has determined that the local currency is the functional currency for its subsidiaries outside the United States. Assets and liabilities of these operations are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included as a component of shareholders' equity. Gains and losses from foreign currency transactions are included in "Other income and expense, net."

Reclassifications

Certain reclassifications have been made to prior years' information to conform to the 2001 presentation.

Receivables Facility

In September 2001, the Company and certain of its subsidiaries entered into an agreement (the "Receivables Facility") with a financial institution whereby it sells on a continuous basis an undivided interest in all eligible trade accounts receivable. Pursuant to the Receivables Facility, the Company formed a wholly-owned, special purpose, bankruptcy-remote subsidiary ("SPV"). The financial position and results of operations of the SPV are consolidated with the Company. The SPV was formed for the sole purpose of buying and selling receivables generated by the Company and certain subsidiaries of the Company. Under the Receivables Facility, the Company, irrevocably and without recourse, transfers all applicable trade accounts receivables to the SPV. The SPV, in turn, has sold and, subject to certain conditions, may from time to time sell an undivided interest in these receivables and is permitted to receive advances of up to $100.0 million from the multi-seller conduit administered by an independent financial institution for the sale of such an undivided interest.

The Company accounts for its transfers of receivables to the SPV, together with the SPV's sale of undivided interests in the SPV's receivables to the conduit, as sales under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The interest rate paid to the conduit on amounts outstanding under the Receivables Facility is equal to the conduit's pooled commercial paper rate, which was 2.07% at December 31, 2001. The Company's loss on these sales of receivables during 2001 was $1.3 million, and is included in "Other income and expense, net."

At December 31, 2001, the outstanding balance of the SPV receivables was $112.6 million, of which the SPV had sold $63.1 million of undivided interests to the conduit. The Company's retained interest in the SPV's receivables is classified in trade accounts receivable in the Company's consolidated financial statements at its relative fair value and amounted to $48.7 million as of December 31, 2001. This retained interest is subordinate to, and provides credit enhancement for, the conduit's ownership interest in the SPV's receivable, and is available to the conduit to pay any fees or expenses due to the conduit, and to absorb all credit losses incurred on any of the SPV's receivables.

Inventories

The components of inventories are:

In thousands	2001	2000
FIFO costs (approximates current costs):		
Finished goods	$161,719	$175,861
Work-in-process	24,909	31,687
Raw materials	75,376	82,694
	$262,004	$290,242
Excess FIFO cost over LIFO value	(15,831)	(12,787)
	$246,173	$277,455

Property, Plant and Equipment

The components of property, plant and equipment are:

In thousands	2001	2000
Land	$ 9,160	$ 7,371
Building and leasehold improvements	194,046	174,804
Machinery and equipment	563,816	522,281
Projects in progress	44,184	38,753
	$811,206	$ 743,209
Accumulated depreciation	(363,546)	(340,595)
	$447,660	$ 402,614

Borrowings

Short-term credit lines and long-term debt includes:

In thousands	2001	2000
6.70% senior notes due 2008	$100,000	$100,000
7.25% senior notes due 2007	150,000	150,000
Revolving credit lines	185,000	171,000
Industrial development and revenue bonds due through 2018	22,245	26,540
Other, including capital lease obligations	5,717	7,842
Short term credit lines	16,470	244
	$479,432	$455,626
Less current maturities and short-term credit lines	(17,688)	(58,762)
Long-term debt	$461,744	$396,864

The Company utilizes syndicated revolving credit facilities, which provide for borrowings up to $375 million with a final maturity date in June 2003. The revolving credit lines provide for interest at the Euro-Dollar rate, which was 1.94% as of December 31, 2001, plus 0.375% to 2.00%. The specific rate is determined based on the Company's long-term debt rating as determined by certain rating agencies. The Company has available committed and uncommitted lines of credit from banks of $105.0 million, of which $91.0 million was available as of December 31, 2001.

At December 31, 2001, letters of credit amounting to $28.6 million were outstanding, primarily to provide security under insurance arrangements and certain borrowings.

Under the Company's various debt and credit facilities, the Company is required to meet various restrictive covenants and limitations, including certain net worth and cash flow ratios, all of which were complied with in 2001 and 2000.

The industrial development and revenue bonds are collateralized by Company guarantees, letters of credit, or by the facilities and equipment acquired through the proceeds of the related bond issuances.

The weighted average interest rates on the revenue bonds for 2001 and 2000 were 3.7% and 5.7%, respectively.

Cash payments for interest were $30.5 million in 2001, $28.2 million in 2000 and $19.1 million in 1999.

Interest expense, net is shown net of interest income of $3.7 million in 2001, $3.5 million in 2000 and $2.6 million in 1999.

The aggregate amount of long-term debt maturing in each of the next five years is approximately $1.2 million in 2002, $189.7 million in 2003, $1.1 million in 2004, $1.1 million in 2005, and $269.9 million thereafter.

In December 2001, the Company entered into interest rate swap agreements *(See Note – "Derivative Financial Instruments")* for a portion of their revolving credit facilities and the 7.25% senior notes. Therefore, the fair value of these portions of the Company's debt structure approximates the face value of the debt. The fair value of the Company's 6.70% senior notes is approximately $94.0 million at December 31, 2001.

Derivative Financial Instruments

Effective January 1, 2001, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivatives be recorded at fair value on the balance sheet and establishes criteria for designation and effectiveness of derivative transactions for which hedge accounting is applied. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The Company is subject to market risk from exposures to changes in interest rates due to its financing, investing and cash management activities. The Company uses interest rate swap agreements, from time to time, to manage the interest rate risk of its floating and fixed rate debt portfolio. The Company, on a periodic basis, assesses the initial and ongoing effectiveness of its hedging relationships.

In December 2001, the Company entered into a $150 million notional amount interest rate swap, which has been designated as a fair value hedge, to hedge a portion of the exposure associated with its fixed rate debt. This fair value hedge was deemed effective at the origination date and at December 31, 2001.

The Company also entered into a second $150 million notional amount interest rate swap in December 2001. This interest rate swap, which has been designated as a cash flow hedge, is utilized to hedge a portion of the Company's exposure associated with its floating rate debt. "Other comprehensive loss" includes approximately $0.2 million, net of tax, in losses associated with this financial instrument. This cash flow hedge was deemed effective at the origination date and at December 31, 2001.

Acquisitions

The Company acquired the Dayco Industrial Power Transmission business of Mark IV Industries on August 17, 2001, for $139.0 million and accounted for this acquisition under the purchase method. As part of the Industrial Components segment, the new unit "Carlisle Power Transmission" brings a broad product offering, a leadership position in niche markets in which Carlisle already participates, a significant aftermarket content, and employs manufacturing processes similar to those of Carlisle's two largest business units. Results of operations from August 17, 2001, from Carlisle

Power Transmission have been included in the accompanying statements of earnings. As of the acquisition date, the preliminary amounts assigned to major balance sheet accounts are as follows:

In millions:	
Current assets	$ 53.9
Other assets (excluding goodwill and identifiable intangible assets)	51.0
Goodwill (fully tax deductible)	58.9
Identifiable intangible assets	6.9
Current liabilities	18.0
Long-term liabilities	13.7

If Carlisle Power Transmission had been included in the annual results of operations for 2001 and 2000, the unaudited pro-forma results for the Company would have been as follows:

In millions except per share data:	2001	2000
Sales	$1,971	$1,942
Net earnings	33	105
Earnings per share (diluted)	$ 1.07	$ 3.44

The Company also completed several other acquisitions in each of the last three years, all of which have been accounted for as purchases. Results of operations for these acquisitions, which have been included in the consolidated financial statements since their respective acquisition dates, did not have a material effect on consolidated operating results of the Company in the years of the acquisition. For those acquisitions completed during the year, the Company has tentatively considered the carrying value of the acquired assets to approximate their fair value, with all of the excess of those acquisition costs being attributable to goodwill. The Company is in the process of fully evaluating the assets acquired and, as a result, the purchase price allocation among the tangible and intangible assets acquired and their useful lives may change.

Shareholders' Equity

The Company has a Shareholders' Rights Agreement that is designed to protect shareholder investment values. A dividend distribution of one Preferred Stock Purchase Right (the "Rights") for each outstanding share of the Company's common stock was declared, payable to shareholders of record on March 3, 1989. The Rights will become exercisable under certain circumstances, including the acquisition of 25% of the Company's common stock, or 40% of the voting power, in which case all rights holders except the acquirer may purchase the Company's common stock at a 50% discount. If the Company is acquired in a merger or other business combination, and the Rights have not been redeemed, rights holders may purchase the acquirer's shares at a 50% discount.

On August 7, 1996, the Company amended the Shareholders' Rights Agreement to, among other things, extend the term of the Rights until August 6, 2006.

Common shareholders of record on May 30, 1986 are entitled to five votes per share. Common stock acquired subsequent to that date entitles the holder to one vote per share until held four years, after which time the holder is entitled to five votes.

Employee Stock Options and Incentive Plan

The Company maintains an Executive Incentive Program (the "Program") for executives and certain other employees of the Company and its operating divisions and subsidiaries. The Program contains a plan, for those who are eligible, to receive cash bonuses and/or shares of restricted stock. The Program also has a stock option plan available to certain employees.

At December 31, 2001, under the Company's restricted stock plan, 30,226 nonvested shares were outstanding and 2,139,533 shares were available for issuance.

The activity under the stock option plan is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31,1998	1,526,833	$23.32
Options granted	430,500	38.35
Options exercised	(40,316)	16.69
Outstanding at December 31,1999	1,917,017	$26.84
Options granted	2,000	31.56
Options exercised	(367,407)	17.33
Options cancelled	(29,600)	23.84
Outstanding at December 31, 2000	1,522,010	$29.20
Options granted	178,500	39.01
Options exercised	(388,958)	16.57
Options cancelled	(20,000)	35.19
Outstanding at December 31, 2001	1,291,552	$34.27
Available for grant at December 31, 2001		875,782

The following tables summarize information about stock options outstanding as of December 31, 2001:

Options Outstanding:

Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Remaining Years	Weighted Average Exercise Price
$12.32-17.25	59,384	1.4	$14.03
17.32-19.63	45,000	3.2	18.09
19.88-29.50	377,332	4.6	24.81
32.75-48.38	809,836	7.5	41.06
	1,291,552		

Options Exercisable:

Range of Exercise Prices	Number Exercisable at 12/31/01	Weighted Average Exercise Price
$12.32-17.25	59,384	$14.03
17.32-19.63	45,000	18.09
19.88-29.50	377,332	24.81
32.75-48.38	456,317	44.62
	938,033	

At December 31, 2000, 1,192,177 options were exercisable at a weighted average price of $27.17.

The Company does not recognize compensation cost for its stock option plan. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date, the pro-forma effect on net earnings and earnings per share, in 2001, 2000 and 1999, would have been approximately $1.8 million or $.06 per share, $2.1 million or $.07 per share and $2.5 million or $.08 per share, respectively. The pro-forma effect includes only the vested portion of options granted in and after 1995. Options vest over a three-year period. Compensation cost was estimated using the Black-Scholes model with the following assumptions: expected dividend yield of 2.30 percent in 2001, 2.22 percent in 2000 and 1.70 percent in 1999; an expected life of seven years; expected volatility of 28.6 percent in 2001, 38.7 percent in 2000 and 33.2 percent in 1999; and risk-free interest rate of 4.5 percent in 2002, 5.9 percent in 2000 and 5.5 percent in 1999. The weighted-average fair value of those stock options granted in 2001, 2000 and 1999 was $12.37, $12.70 and $14.66, respectively.

Other Comprehensive Loss

The tables below present the pre-tax, tax and after-tax components of other comprehensive loss for the three-year period ended December 31, 2001:

	Pre-tax Amount	Tax Benefit	After Tax Amount
Year-Ended December 31, 1999			
Foreign currency translation	(188)	—	(188)
Other comprehensive loss	$ (188)	$ —	$ (188)
Year-Ended December 31, 2000			
Foreign currency translation	(2,966)	—	(2,966)
Other comprehensive loss	$(2,966)	$ —	$(2,966)
Year-Ended December 31, 2001			
Minimum pension liability	$(4,863)	$1,678	$(3,185)
Foreign currency translation	(1,891)	—	(1,891)
Loss on hedging activities	(253)	87	(166)
Other comprehensive loss	$(7,007)	$1,765	$(5,242)

Retirement Plans

The Company maintains defined benefit retirement plans for the majority of its employees. Benefits are based primarily on years of service and earnings of the employee. Plan assets consist primarily of publicly-listed common stocks and corporate bonds.

The change in projected benefit obligation:

In thousands	2001	2000
Benefit obligation at beginning of year	$110,970	$108,125
Service cost	5,041	5,289
Interest cost	8,188	8,024
Amendments/obligations acquired	11,560	152
Actuarial gain (loss)	4,443	(802)
Benefits paid	(6,990)	(9,818)
Benefit obligation at end of year	$133,212	$110,970

The change in plan assets:

In thousands	2001	2000
Fair value of plan assets at beginning of year	$113,309	$110,059
Actual return on plan assets	(12,429)	10,945
Company contributions	1,334	2,123
Acquisitions	10,321	—
Benefits paid	(6,990)	(9,818)
Fair value of plan assets at end of year	$105,545	$113,309

Reconciliation of the accrued benefit cost recognized in the financial statements:

In thousands	2001	2000
Funded status	$(27,667)	$ 2,339
Unrecognized net actuarial gain (loss)	9,924	(16,944)
Unrecognized prior service cost	(2,561)	(2,871)
Unrecognized transition asset	(824)	(1,521)
Company contributions	83	—
Accrued benefit cost	$(21,045)	$(18,997)

Components of net periodic benefit cost at December 31:

In thousands	2001	2000	1999
Service cost	$5,041	$5,289	$5,848
Interest cost	8,188	8,024	7,633
Expected return on plan assets	(9,775)	(9,379)	(8,689)
Net amortization and deferral	(907)	(712)	(393)
Net periodic benefit cost	$2,547	$3,222	$4,399

The projected benefit obligation was determined using an assumed discount rate of 7.25% in 2001 and 7.75% in 2000 and 1999. The assumed rate of compensation increase was 4.00% in 2001 and 4.50% in 2000 and 1999; and the expected rate of return on plan assets was 9.00% in 2001 and 9.25% in 2000 and 1999.

The 2001 and 2000 pension plan disclosures were determined using a September 30 measurement date. As of December 31, 2001, the Company has recorded an intangible asset of $1.7 million primarily for unamoritized prior service costs.

Additionally, the Company maintains a retirement savings plan covering substantially all employees other than those employees under collective bargaining agreements. Plan expense was $5.6 million, $5.6 million and $4.9 million in 2001, 2000 and 1999, respectively.

The Company also has a limited number of unfunded post-retirement benefit programs for which the projected benefit obligation was determined using an assumed discount rate of 7.25% in 2001 and 7.75% in 2000 and 1999. The assumed rate of compensation increase was 4.00% in 2001 and 4.50% in 2000 and 1999. The Company's liability for post-retirement medical benefits is limited to a maximum obligation; therefore, the Company's liability is not affected by an assumed health care cost trend rate. Company contributions equaled benefits paid under the programs. The increase in the benefit obligation is due primarily to the acquisition of Carlisle Power Transmission. See Note –"Acquisitions." The Carlisle Power Transmission program is contributory with participants' contributions adjusted annually.

The change in post retirement medical projected benefit obligation:

In thousands	2001	2000
Benefit obligation at beginning of year	$ 2,798	$2,605
Service cost	—	2
Interest cost	192	178
Acquisitions	9,015	—
Actuarial loss	115	600
Benefits paid	(682)	(587)
Benefit obligation at end of year	$11,438	$2,798

Reconciliation of the post-retirement medical accrued benefit cost recognized in the financial statements:

In thousands	2001	2000
Funded status	$(11,438)	$(2,798)
Unrecognized net actuarial (gain) loss	(81)	298
Unrecognized transition obligation	2,427	2,647
Contributions	170	147
Prepaid (accrued) benefit cost	$ (8,922)	$ 294

Income Taxes

The provision for income taxes was as follows:

In thousands	2001	2000	1999
Currently (receivable) payable	$ (4,042)	$37,884	$ 77,425
State, local and other	(338)	7,498	7,472
	$ (4,380)	$45,382	$ 84,897
Deferred liability (benefit)			
Federal	$16,118	$ 8,555	$(23,166)
State, local and other	1,346	748	(2,042)
	$17,464	$ 9,303	$(25,208)
Total provision	$13,084	$54,685	$ 59,689

Deferred tax assets (liabilities) are comprised of the following at December 31:

In thousands	2001	2000
Product warranty	$ 18,094	$ 37,766
Inventory reserves	1,910	885
Doubtful receivables	1,811	1,410
Employee benefits	7,144	6,799
Other, net	10,090	15,343
Gross deferred assets	$39,049	$ 62,203
Depreciation	(28,387)	(32,452)
Amortization	(3,185)	(6,575)
Gross deferred liabilities	$(31,572)	$(39,027)
Net deferred tax assets	$ 7,477	$ 23,176

No valuation allowance is required for the deferred tax assets based on the Company's past tax payments and estimated future taxable income.

A reconciliation of taxes computed at the statutory rate to the tax provision is as follows:

In thousands	2001	2000	1999
Federal income taxes at statutory rate	$13,274	$52,803	$54,419
Benefit for export sales	(1,111)	(1,061)	(1,093)
State and local taxes, net of federal income tax benefit	912	5,082	5,576
Rate difference on foreign earnings	116	(678)	(822)
Other, net	(107)	(1,461)	1,609
	$13,084	$54,685	$59,689
Effective income tax rate	34.5%	36.2%	38.4%

Cash payments for income taxes were $12.4 million, $49.9 million and $84.9 million in 2001, 2000 and 1999, respectively.

The Company's income before tax from domestic and foreign operations amounted to $34.3 million and $3.6 million, respectively, for the year ended December 31, 2001; $139.0 million and $11.9 million for 2000 and $150.2 million and $5.3 million for 1999. The Company has not provided for U.S. taxes payable on accumulated undistributed foreign earnings of certain subsidiaries since these amounts are permanently reinvested. The amount of undistributed foreign earnings was $42.4 million in 2001, $33.5 million in 2000 and $23.5 million in 1999.

Commitments and Contingencies

The Company is obligated under various noncancelable operating leases for certain facilities and equipment. Rent expense was $15.4 million, $9.9 million, and $8.4 million, in 2001, 2000, and 1999, respectively. Future minimum payments under various noncancelable operating leases in each of the next five years are approximately $16.3 million in 2002, $12.3 million in 2003, $10.2 million in 2004, $9.0 million in 2005 and $7.2 million in 2006.

The Company may be involved in various legal actions from time to time arising in the normal course of business. In the opinion of management, there are no matters outstanding that would have a material adverse effect on the consolidated financial position or results of operations of the Company.

Operational Restructuring and Impairment of Assets

In 2001, the Company recorded a restructuring charge of $32.8 million ($21.5 million after-tax or $0.70 per share diluted). This charge is primarily composed of costs to exit and realign under-performing facilities in the Automotive Components and Specialty Products segments. Included in this total are facility closure costs and write-downs of property, plant and equipment, and goodwill of $24.6 million and severance and other costs of $8.2 million. For facilities to be closed, the tangible assets to be disposed of were written down to their estimated fair value, less cost of disposal. All intangible assets associated with the facility closures were evaluated and the carrying value of these assets, based upon expected future operating cash flows, was adjusted if necessary. The restructuring initiative provides for a reduction of approximately 980 employees related to position eliminations from the facility closures and the realignment of operations. As of December 31, 2001, the Company has terminated approximately 770 employees and paid approximately $4.5 million for involuntary termination benefits. These payments have been charged against the restructuring liability established in the first quarter of 2001. The Company anticipates that the remaining costs and actions required to exit and realign these operations will be completed by the end of the first quarter of 2002.

In conjunction with the implementation of the 1999 business plan, the Company completed certain product line realignments, manufacturing improvements and facility relocations and upgrades at its operating businesses resulting in certain assets that are no longer required or will be reallocated. In the first quarter of 1999, the Company recognized a $15.9 million pre-tax charge related to these assets. Approximately 75% of this charge related to machinery and equipment primarily associated with the foodservice, roofing, tire and wheel and automotive components manufacturing operations, with the remainder related to goodwill and other intangible assets associated with acquisitions made in prior years. The amount of the write-down of machinery and equipment was determined to be the excess of the recorded values over the estimated fair values. The fair values were determined using estimated market values or projected future cash flows, whichever was deemed appropriate. The charge related to the intangible assets was determined as the excess of the recorded value over the projected future cash flows.

Divestiture of Business

In January 1999, the Company announced the reduction of its interest in its perishable cargo business, consisting of its container leasing joint venture and container manufacturing operations. On January 28, 1999, the Company sold 85% of its interest in its leasing joint venture. In connection with the reduction in the Company's interest in the leasing joint venture, the Company suspended operations at its container manufacturing facility. As a result, the Company recognized a pre-tax gain of $16.6 million in the first quarter of 1999, which is included in "Other income and expense, net." These operations are associated with the Company's General Industry (All Other) segment.

On December 31, 2001, the Company sold its remaining interest in its leasing joint venture. As a result, the Company recognized a pre-tax gain of $5.2 million, which is included in "Other income and expense, net."

Segment Information

The Company's reportable segments have been organized around differences in products and services, and operating segments have been aggregated. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The chief operating decision maker evaluates segment performance by earnings before interest and income taxes. The Company's operations are reported in the following segments:

Construction Materials — the principal products of this segment are rubber, plastic and FleeceBACK™ sheeting used predominantly on non-residential flat roofs and related roofing accessories, including flashings, fasteners, sealing tapes, coatings and waterproofings. The markets served include new construction, re-roofing and maintenance of low-sloped roofs, water containment, HVAC sealants, and coatings and waterproofings.

Industrial Components — the principal products of this segment are small bias-ply rubber tires, stamped and roll-formed wheels, transmission belts and accessories. Customers include golf cart manufacturers, power equipment manufacturers and boat and utility trailer manufacturers.

Specialty Products — the principal products of this segment are heavy-duty friction and braking systems for truck and off-highway equipment. Customers include truck OEMs, heavy equipment and truck dealers and aftermarket distributors.

Automotive Components — the principal products of this segment are highly engineered rubber and plastic components for first-tier suppliers and other manufacturers in the automotive market.

Transportation Products — the principal products of this segment are specialty trailers and standard and custom-built high payload trailers and dump bodies. Customers include heavy equipment and truck dealers and commercial haulers.

General Industry (All Other) — the principal products of this segment include high grade aerospace wire, specialty electronic cable, cable assemblies interconnects, commercial and institutional plastic foodservice permanentware and catering equipment, fiberglass and composite material trays and dishes, commercial cookware and servingware, ceramic tableware, specialty rubber and plastic cleaning brushes, stainless steel processing and containment equipment and their related process control systems, and refrigerated fiberglass truck bodies. Customers include aerospace OEMs, electronic and communications equipment manufacturers, foodservice distributors, restaurants, food, dairy, beverage and pharmaceutical processors and distributors.

Corporate — includes general corporate expenses. Corporate assets consist primarily of cash and cash equivalents, facilities, and other invested assets.

Geographic Area Information — sales are attributable to the United States and to all foreign countries based on customer location. Sales to foreign customers were $217.0 million, $148.6 million and $156.1 million for the years ended December 31, 2001, 2000 and 1999, respectively. Long-lived assets, comprised of net property, plant and equipment, goodwill and other intangible assets, investments and other long-term assets, located in foreign countries were $147.0 million, $113.8 million and $20.4 million at December 31, 2001, 2000 and 1999, respectively.

Financial information for operations by reportable business segment is included in the following summary:

Segment Financial Data

In thousands	Sales	Earnings Before Interest and Income Taxes	Assets	Depreciation and Amortization	Capital Spending
2001					
Construction Materials	$ 464,932	$ 60,159	$ 205,979	$ 8,415	$17,273
Industrial Components	476,310	29,214	488,301	16,054	18,049
Specialty Products	115,771	5,747	81,116	5,877	9,698
Automotive Components	251,963	10,526	120,451	10,193	3,620
Transportation Products	120,284	1,633	66,977	3,460	1,601
General Industry (All Other)	420,217	10,193	357,010	18,439	12,014
Corporate	—	(50,427)	78,153	1,522	2,270
	$1,849,477	$ 67,045	$1,397,987	$63,960	$64,525
2000					
Construction Materials	$ 407,038	$ 57,528	$ 258,558	$ 7,661	$10,968
Industrial Components	441,186	58,661	358,944	14,553	17,201
Specialty Products	128,661	13,896	76,690	5,686	3,292
Automotive Components	302,355	21,396	139,225	12,048	8,649
Transportation Products	129,604	8,794	81,152	3,185	3,731
General Industry (All Other)	362,223	31,821	315,377	15,129	15,231
Corporate	—	(13,213)	75,733	1,287	347
	$1,771,067	$178,883	$1,305,679	$59,549	$59,419
1999					
Construction Materials	$ 405,387	$ 58,195	$ 229,905	$ 7,149	$ 9,045
Industrial Components	350,576	49,296	220,505	9,226	10,725
Specialty Products	128,152	12,807	77,400	5,618	3,602
Automotive Components	314,245	21,212	209,654	10,875	10,040
Transportation Products	137,225	14,086	69,411	2,888	1,596
General Industry (All Other)	275,671	30,241	228,518	10,855	12,443
Corporate	—	(11,200)	45,269	803	388
	$1,611,256	$174,637	$1,080,662	$47,414	$47,839

Quarterly Financial Data

Unaudited — In thousands except per share data	First	Second	Third	Fourth	Year
2001					
Net sales	$463,158	490,433	462,388	433,498	$1,849,477
Gross margin*	$ 79,729	90,644	83,842	67,642	$ 321,857
Operating expenses**	$ 55,516	56,989	58,711	53,211	$ 224,427
Net earnings (loss)	$ (10,189)	16,592	10,868	7,570	$ 24,841
Basic earnings (loss) per share	$ (0.34)	0.55	0.36	0.25	$ 0.82
Diluted earnings (loss) per share	$ (0.33)	0.54	0.36	0.25	$ 0.82
Dividends per share	$ 0.20	0.20	0.21	0.21	$ 0.82
Stock price:					
High	$ 43.69	39.99	37.06	37.84	
Low	$ 31.10	32.20	26.40	27.70	
2000					
Net sales	$434,018	479,430	444,368	413,251	$1,771,067
Gross margin*	$ 97,491	107,536	95,801	67,556	$ 368,384
Operating expenses**	$ 53,014	50,602	46,735	42,596	$ 192,947
Net earnings	$ 25,459	31,940	28,210	10,571	$ 96,180
Basic earnings per share	$ 0.84	1.06	0.93	0.35	$ 3.18
Diluted earnings per share	$ 0.83	1.04	0.92	0.35	$ 3.14
Dividends per share	$ 0.18	0.18	0.20	0.20	$ 0.76
Stock price:					
High	$ 40.44	49.75	49.44	44.63	
Low	$ 31.19	38.88	40.13	36.81	

*Previously reported first quarter results of operations included a $37.7 million pre-tax restructuring charge. This charge has been revised to $32.8 to reflect a reclassification of $4.9 million of inventory write-downs to cost of sales. This reclassification has no effect on net income.

**Excludes a first quarter $32.8 million pre-tax restructuring charge

Report of Independent Public Accountants

To Carlisle Companies Incorporated:

We have audited the accompanying consolidated balance sheets of Carlisle Companies Incorporated (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings and shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carlisle Companies Incorporated as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
January 31, 2002

In thousands except per share data	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Summary of Operations										
Net sales	$1,849,477	1,771,067	1,611,256	1,517,494	1,260,550	1,017,495	822,534	692,650	611,270	528,052
Gross margin	$ 321,857	368,384	356,989	328,115	286,461	237,698	197,675	176,369	158,478	138,861
Selling and administrative expenses	$ 207,103	176,484	173,375	160,366	143,246	128,676	109,236	102,992	98,448	86,876
Research and development	$ 17,325	16,463	15,761	16,178	15,824	11,900	12,339	11,933	11,165	10,724
Interest and other expenses, net	$ 59,504	24,572	12,370	11,302	10,607	5,082	3,241	2,652	1,952	1,541
Net earnings from continuing operations	$ 24,841	96,180	95,794	84,866	70,666	55,680	44,081	35,568	28,378	24,228
Basic earnings per share	$ 0.82	3.18	3.18	2.81	2.34	1.84	1.43	1.17	0.93	0.79
Diluted earnings per share	$ 0.82	3.14	3.13	2.77	2.28	1.80	1.41	1.15	0.92	0.79
Net earnings from discontinued operations	$ —	—	—	—	—	—	—	—	—	471
Basic and diluted earnings per share	$ —	—	—	—	—	—	—	—	—	0.01
Net earnings	$ 24,841	96,180	95,794	84,866	70,666	55,680	44,081	35,568	28,378	24,699
Basic earnings per share	$ 0.82	3.18	3.18	2.81	2.34	1.84	1.43	1.17	0.93	0.80
Diluted earnings per share	$ 0.82	3.14	3.13	2.77	2.28	1.80	1.41	1.15	0.92	0.80
Financial Position										
Net working capital	$ 279,493	312,192	300,660	223,188	191,450	175,285	153,709	164,669	144,474	162,088
Property, plant and equipment, net	$ 447,660	402,614	349,451	354,769	294,165	264,238	193,133	158,238	142,229	122,051
Total assets	$1,397,987	1,305,679	1,080,662	1,022,852	861,216	742,463	542,423	485,283	420,363	383,250
Long-term debt	$ 461,744	396,864	281,744	273,521	209,642	191,167	72,725	69,148	59,548	69,098
% of total capitalization	46.1	42.0	37.2	40.3	37.6	38.4	21.0	21.8	21.3	25.3
Shareholders' equity	$ 540,284	547,879	478,133	405,435	347,253	307,607	273,582	247,850	220,523	204,202
Other Data										
Average shares outstanding — basic	30,260	30,239	30,166	30,179	30,235	30,281	30,759	30,519	30,590	30,533
Average shares outstanding — diluted	30,450	30,599	30,635	30,674	31,025	30,953	31,226	30,960	30,956	30,674
Dividends paid	$ 24,883	22,989	20,511	18,105	15,868	14,129	12,928	11,605	10,705	10,076
Per share	$ 0.82	0.76	0.68	0.60	0.53	0.47	0.42	0.38	0.35	0.33
Capital expenditures	$ 64,525	59,419	47,839	95,970	59,531	34,990	37,467	31,082	28,490	19,924
Depreciation and amortization	$ 63,960	59,549	47,414	45,221	38,755	29,758	23,230	21,940	20,688	18,806
Shareholders of record	2,257	2,396	2,546	2,443	2,068	2,145	2,054	2,350	2,186	2,494

All share and per share amounts have been restated to reflect the two-for-one stock splits on June 1,1993 and January 15,1997.

Earnings per share amounts prior to 1997 have been restated to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share."

See the Notes to Consolidated Financial Statements

Investor Information

Annual Meeting 12:00 noon, April 22, 2002, at corporate headquarters.

10-K Reports Are available on-line from the SEC or by written request to the Secretary.

Change of Address, Dividend Checks, Lost Certificates and Ownership Transfers Contact the Registrar, Transfer and Dividend Disbursing Agent for the Company: Computershare Investor Services, LLC, 2 North LaSalle, Chicago, Illinois 60602, 1-800-897-9071 or connect via the Internet, www-us.computershare.com.

Dividend Reinvestment Plan Shareowner may elect to have regular cash dividends automatically reinvested in the Company's common stock and, periodically, additional shares may be purchased for cash. Brokerage commissions and all other service charges are paid for by the Company. For detailed information, contact: Computershare Investor Services, LLC, 1-800-897-9071 or connect via the Internet, www-us.computershare.com.

Exchange Listing The Company's ticker symbol on the New York Stock Exchange is CSL.

Shareholder Services 1-800-897-9071

Web Site www.carlisle.com

Board of Directors

Donald G. Calder (a) (b)
President, G.L. Ohrstrom & Co., Inc.

Paul J. Choquette, Jr. (a) (d)
Chairman and Chief Executive Officer, Gilbane Building Company

Peter L. A. Jamieson (b) (c) (d)
Past Director, Robert Fleming Holdings, Ltd.

Peter F. Krogh (c) (d)
Dean Emeritus and Distinguished Professor of International Affairs, Georgetown University School of Foreign Service

Richmond D. McKinnish
President and Chief Executive Officer

Stephen P. Munn (a)
Chairman

George F. Ohrstrom (b) (d)
Chief Operating Officer-Private Equities, Dolphin Asset Management

Anthony W. Ruggiero (b) (c)
Executive Vice President and Chief Financial Officer, Olin Corporation

Eriberto R. Scocimara (a) (c)
President and Chief Executive Officer, Hungarian-American Enterprise Fund

Robin W. Sternbergh (b) (d)
Past General Manager, Distribution and Marketing, IBM

Magalen C. Webert (b)
Investor in various corporations

(a) Member of Executive Committee
(b) Member of Audit Committee
(c) Member of Compensation Committee
(d) Member of Pension and Benefits Committee

Officers

Stephen P. Munn
Chairman

Richmond D. McKinnish
President and Chief Executive Officer

Kirk F. Vincent
Vice President and Chief Financial Officer

Steven J. Ford
Vice President, Secretary and General Counsel

Kevin G. Forster
President, Asia Pacific



CARLISLE

Carlisle Companies Incorporated
13925 Ballantyne Corporate Place, Suite 400
Charlotte, North Carolina 28277
704-501-1100
www.carlisle.com
NYSE Symbol: CSL